March 25, 2009

Mail Stop 4561

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

      Re: **Vornado Realty Trust**
             Form 10-K for the year ended December 31, 2008
             Filed 2/24/09
             File No. 001-11954

             Vornado Realty LP
             Form 10-K for the year ended December 31, 2008
             Filed 3/10/09
             File No. 000-22685

Dear Mr. Macnow:

      We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vornado Realty Trust Form 10-K for the year ended December 31, 2008

Overview, page 65

1.   You disclose on page 65 that your real estate portfolio may be affected by
        declining demand for office and retail space and tenant bankruptcies, which may
        result in lower than average occupancy rates and effective rents, and a
        corresponding decrease in net income, funds from operations and cash flow. In
        future filings, please elaborate upon these trends, quantifying when possible, their
        anticipated effect on your future operations. Refer to the Instructions to
        paragraph 303(a) of Regulation S-K and Section III.B of FR-72: Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations.

Quarter Ended December 31, 2008 Financial Results Summary, page 68

2.   You disclose that net loss for the quarter ended December 31, 2008 and net
        income for the quarter ended December 31, 2007 include $1,083,000 and
        $43,859,000, respectively, of net gains on sale of real estate that affect
        comparability. However, it does not appear that these gains have been included in
        the accompanying table on page 68. Please advise.

Results of Operations – Year Ended December 31, 2008 Compared to December 31,
2007, page 83

Income (loss) Applicable to Toys, page 85

3.   We note that your share of Toys' income tax expense was approximately $59.7
        million for the year ended December 31, 2008. It appears that this may exceed
        your proportional share based upon your ownership percentage and Toys' results
        of operations. Please supplementally provide us the calculation used to derive the
        income applicable to Toys that was recorded in your consolidated statements of
        income for the year ended December 31, 2008.

Supplemental Information, page 97

4.   It is unclear how the % increase (decrease) in same store operations on page 100
        was calculated. To the extent that this measure is presented in future filings,
        please include guidance as to its calculation.

Note 2. Basis of Presentation and Significant Accounting Policies, page 127

Recently Issued Accounting Literature, page 133

5.   We note your discussion of FASB Staff Position APB 14-1 on pages 78 and 135
        in which you refer to Series D-13 convertible preferred units. It does not appear
        that these units are outstanding as of December 31, 2008 and the terms of the
        units are not disclosed elsewhere in your filing. Please advise us if and when
        these units were issued, and elaborate upon how they are or will be recorded in
        your financial statements supplementally and in future filings.

Note 6. Investments in Partially Owned Entities, page 142

Lexington Realty Trust ("Lexington") (NYSE: LXP), page 144

6.   Please tell us and disclose in future filings your basis for accounting for
        Lexington Realty Trust under the equity method given your 17.2% ownership
        interest.

Note 13. Leases, page 164

7.   We note from your April 22, 2008 response letter to the SEC that during the
        quarter ended March 31, 2008 you determined that collectability of the Stop &
        Shop receivable above the $19.1 million net balance at December 31, 2007 was
        not reasonable assured. We also note that you planned to record an allowance
        equal to 100% of additional annual rental income subsequent to December 31,
        2007. Please advise us how you have accounted for the Stop & Shop receivable
        as of December 31, 2008, including the carrying amount of the receivable, your
        determination as to the collectability of the carrying amount, and whether or not
        you recognized revenue related to the Stop & Shop lease during 2008. If
        additional revenue was recognized, please tell us your basis for recognizing the
        revenue, given that collectability was not previously considered to be reasonably
        assured.

Vornado Realty LP Form 10-K for the year ended December 31, 2008

8.   Please incorporate the disclosures outlined above to future filings of Vornado
        Realty LP, as applicable.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested

supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant